ROSA A. TESTANI
212.872.8115/fax: 212.872.1002 rtestani@akingump.com

June 3, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mark P. Shuman
Branch Chief – Legal

Re:	EVERTEC, Inc.

Registration Statement on Form S-4

Filed April 14, 2011

File No. 333-173504

Ladies and Gentlemen:

Set forth below are the responses of EVERTEC, Inc. (the “Company”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated May 11, 2011, with respect to the Registration Statement referenced above (the “Registration Statement”). The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

For your convenience, we have set forth below the Staff’s comments as set forth in the May 11, 2011 letter, followed by the Company’s responses thereto (including page references to the original Registration Statement, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Please note that the Company is providing the Staff with its responses prior to amending the Registration Statement because the Company believes that, based on the facts and circumstances, an amendment to its disclosures generally is not required in order to respond to the Staff’s comments. However, the Company does plan to file an amendment to the Registration Statement after the Staff has considered its responses, which amendment will address any remaining comments, include updated financial statements pursuant to Rule 3-12 of Regulation S-X and include all remaining exhibits to be filed.

Securities and Exchange Commission

June 3, 2011

General

1.	We note you are registering the exchange notes in reliance on the staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position contained in these no-action letters. Also, please include in your letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Attached as Exhibit A hereto is a draft of the supplemental letter in response to this comment. After the Staff has had the opportunity to review this draft, the Company intends to file an executed copy of the supplemental letter via EDGAR at or prior to the time of requesting acceleration of the effectiveness of the Registration Statement, as amended.

Risk Factors, page 24

We and our subsidiaries conduct business with financial institutions and/or card payment networks…,” page 32

2.	We note disclosure that you and your subsidiaries conduct business with financial institutions and card payment networks in countries whose nationals including some of your customers’ customers engage in transactions in sanctioned countries including Cuba. Please tell us whether the sanctioned countries to which you refer include Iran, Syria and Sudan. Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba whether through subsidiaries or other direct or indirect arrangements, including processing transactions by nationals or residents of these countries. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

The Company supplementally advises the Staff that to date and currently, the Company and its subsidiaries do not conduct business, or have agreements, commercial arrangements or other contracts, with the governments of Iran, Syria, Sudan or Cuba, nor with any entities controlled by these governments. The Company further advises that, as a matter of corporate policy, any such contacts contrary to U.S. law are prohibited, and that the Company and its subsidiaries do not anticipate conducting any business with, or entering into any agreements, commercial arrangements or other contracts with, the governments of Iran, Syria, Sudan or Cuba, or with any entities controlled by these governments in the future.

As part of its business, the Company, by and through its subsidiaries, provides credit and debit card transaction processing services on an outsourced basis to card issuing banks (the “Issuer

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June 3, 2011

Banks”) located in Puerto Rico, Latin America and the Caribbean. As a third party processor, the Company authorizes or rejects transactions on behalf of Issuer Banks. In this process, the Company follows the parameters established by the Issuer Banks and the operating rules of card operators, such as Visa and Master Card (the “Card Associations”). The Company also processes debit card transactions through the PLUS system. In order for merchants to be able to accept payment with such cards, the merchant must be authorized by a financial institution that is a member of one or more of the Card Associations. The transactions that the Company receives for processing are initiated by merchants doing business with individuals who have received a credit or debit card from Issuer Banks who are the Company’s customers. A transaction that is initiated at a merchant terminal is transmitted to the Card Association server and from there it is routed to the Company for authorization.

Persons issued credit or debit cards by the Company and its subsidiaries’ customers may travel to Cuba and other countries subject to U.S. sanctions and may make purchases in these countries using their credit or debit cards. However, the Company and its subsidiaries have established procedures to screen for and reject transactions originating in sanctioned countries, including Burma, Cuba, Iran, Libya and Sudan.

Under the U.S. Cuban Assets Control Regulations, 31 C.F.R. Part 515, U.S. persons are prohibited from dealing with Cuban nationals or their property and interests wherever they may be, even when they, or their property and interests, are not located in Cuba. Therefore, the Company and its subsidiaries have obtained authorization from OFAC to process transactions for any non-resident, ex-patriot nationals of Cuba to which Issuer Bank customers of the Company or its subsidiaries may have issued credit or debit cards, or, in the case of merchants, may have agreed to affiliate with for the purposes of processing credit or debit card transactions. Under the terms of this license, the Company and its subsidiaries may also provide other financial services to entities that are owned or controlled by non-resident, ex-patriot Cuban nationals.

Since November 2007 (or since March 2011 in the case of Libya)1, when the Company began screening for transaction origination in these sanctioned countries, the Company has not identified any transactions originating in Libya, Iran or Sudan. Moreover, apart from those credit and debit card transactions which the Company believed could not be rejected under governing local law and policies and which were the subject of voluntary disclosures filed with OFAC in 2010, the Company and its subsidiaries have in the past screened for and rejected transactions originating in Cuba. The Company and its subsidiaries will continue to screen for and reject transactions originating in Burma, Cuba, Iran, Libya and Sudan going forward.

We note that the Staff’s comment letter inquires about the Company’s past, current and anticipated contacts with Syria. Syria is currently not included within the screening procedure used to identify and reject all transactions originating in Burma, Cuba, Iran, Libya and Sudan because the sanctions program applicable to Syria is different from the U.S. sanctions applicable to the other sanctioned countries. OFAC’s Syria sanctions program, 31 C.F.R Part 542, prohibits U.S. persons from

[1]	The filter for Libya was added pursuant to Executive Order 13566 of February 25, 2011.

Securities and Exchange Commission

June 3, 2011

dealing with specially designated persons and their property and interests rather than U.S. person participation in transactions involving Syria or Syrian nationals generally. While the Company and its subsidiaries do not have any customers in Syria, it has adopted general sanctions compliance procedures to safeguard against and prevent entry into contractual agreements with persons who have been specifically designated by OFAC under the Syrian or other OFAC sanctions programs. However, and consistent with the limited focus of the OFAC Syrian sanctions program, the Company would not otherwise ordinarily reject debit or credit card transactions that a customer of its customers might originate while traveling in Syria.

3.	Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

The Company supplementally advises the Staff that the Company and its subsidiaries do not have any past contacts with Iran, Sudan and Syria and that they have instituted safeguards against contacts with these countries and Cuba going forward.

As detailed in voluntary self-disclosures made to OFAC, the Company determined and disclosed to OFAC that previously, the Company and its Venezuelan and Costa Rican subsidiaries did not reject some transactions for some customers whose customers (credit card holders) engaged in credit card transactions originating in Cuba when the Company believed that they could not be rejected under governing local law and policies. The Company’s review and its disclosure to OFAC indicated that its Costa Rican subsidiary also acted as a passive conduit for the relay of information relating to debit card transactions initiated by the customers of several of its Costa Rican customers. By the close of September 2010, the Company and its subsidiaries instituted additional compliance safeguards to identify and reject credit card transactions originating in Cuba and to prevent the potential transfer of information regarding debit card transactions originating in Cuba.

The total number of Cuba-related transactions which were the subject of the Company’s voluntary self-disclosures to OFAC represents a very small percentage of the total number of transactions that the Company processes in any given year. In 2010, the Company and its subsidiaries processed over 750 million debit and credit card transactions, which include the 582 million processed through the ATH network, and the total number of transactions the Company rejected due to their origination in sanctioned countries amounted to less than .004% of this number. The total number of Cuba-related credit card transactions that the Company and its subsidiaries did not reject over the several years covered in the voluntary disclosures to OFAC is less than this amount and is thus very small in proportion to the total number of transactions processed during the years in which they occurred. The Company cannot predict the total cost or

Securities and Exchange Commission

June 3, 2011

ultimate outcome of OFAC’s review of these disclosed transactions, including whether the Company could be subject to penalties for having processed these transactions in potential violation of the Cuban Asset Control Regulations. To the extent that monetary penalties are assessed against the Company, the Company will benefit from the substantial mitigation OFAC affords to filers of a voluntary self-disclosure, as detailed in OFAC’s Economic Sanctions Enforcement Guidelines. The Company further notes that its former parent, Popular, has agreed to specific and full indemnification obligations with respect to these matters, as discussed in more detail on page 113 of the Registration Statement under the caption “Certain Relationships and Related Party Transactions—Related Party Transactions in Connection with the Closing of the Merger—Merger Agreement.” Also, as previously noted, the Company and its subsidiaries have implemented additional compliance safeguards to prevent occurrences such as those reported in the voluntary self-disclosures to OFAC going forward.

For the foregoing reasons, the Company does not expect any liability that may arise from these voluntary self-disclosures to OFAC to represent a material risk to the Company or its reputation going forward or a material risk (quantitatively or qualitatively) to the holders of Company’s notes that are being asked to make an investment decision to participate in the exchange offer.

4.	You disclose on page 33 that you stated to OFAC that “the rejection of credit card transactions involving Cuba for financial institutions operating in Venezuela ceased completely on September 4, 2010.” However, from the context of the statement it appears that after September 4, 2010, you and your former Venezuelan subsidiary no longer accepted credit card transactions involving Cuba for financial institutions operating in Venezuela. Please clarify whether on September 4, 2010, you and your former Venezuelan subsidiary completely stopped accepting, or again began accepting, credit card transactions involving Cuba for financial institutions operating in Venezuela.

The Company advises the Staff that on September 4, 2010, the Company and its former Venezuelan subsidiary terminated processing of credit card transactions originating in Cuba for all customers of the Company’s former Venezuelan subsidiary and understands that the disclosure should be revised to avoid any confusion. Accordingly, the Company proposes to revise this statement and the sentence that follows this statement in the amendment to the Registration Statement to read in their entirety as follows:

“With respect to EVERTEC and its former Venezuelan subsidiary, we disclosed that they completely ceased processing Cuba-related transactions for financial institutions operating in Venezuela on September 4, 2010. We also disclosed that EVERTEC’s Costa Rican subsidiary completely ceased processing Cuba-related credit card transactions for financial institutions operating in Costa Rica in January 2009.”

5.	Please update the status of your internal investigations and related OFAC disclosures and any OFAC proceedings or information requests in this filing and in your subsequent periodic reports.

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The Company supplementally advises the Staff that the Company and its subsidiaries completed their internal review of their processing transactions originating in Cuba and submitted final voluntary self-disclosures to OFAC in September and November 2010. The Company has not received a response from OFAC with respect to its voluntary self-disclosures to date.

Signatures

6.	Please ensure that you have provided all required signatures for all co-registrants. In this regard, it appears the registration statement has not been signed by the chief financial officers and chief accounting officers of T.I.I Smart Solutions Inc. or TII Smart Solutions, Sociedad Anonima. Refer to Instructions to Signatures in the Form S-4.

The Company acknowledges that although the original Registration Statement was signed by the sole officer of T.I.I. Smart Solutions Inc. and TII Smart Solutions, Sociedad Anonima, who is also the chief financial officer and chief accounting officer of those entities, the Company failed to specifically indicate each capacity in which he signed. Accordingly, the Company undertakes that it will comply with this comment when it files the amendment to the Registration Statement.

Please do not hesitate to contact the undersigned at (212) 872-8115 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission

Matthew Crispino

EVERTEC, Inc.

Luisa Wert Serrano, Esq.

Exhibit A

EVERTEC, INC.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

                    , 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EVERTEC, Inc. (the “Issuer”)
Registration Statement on Form S-4 (File No. 333-173504), as amended (the “Registration Statement”)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Registration Statement relating to the offer to exchange (the “Exchange Offer”) the Issuer’s 11% senior notes due 2018 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuer’s outstanding 11% senior notes due 2018 issued on September 30, 2010 (the “Old Notes”). The Issuer hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, but will not require the Issuer to maintain an “evergreen” registration statement. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

Neither the Issuer nor its subsidiaries guaranteeing the New Notes and Old Notes (“Subsidiary Guarantors”) have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuer’s and the Subsidiary Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange

Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours,

EVERTEC, INC.

By:
Name:
Title: